SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F ☒ Form 40-F ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature	3

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT
LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: February 13, 2026

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Results for Fourth Quarter of 2025

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